Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Prospectus constituting a part of this Registration Statement of FG Merger Corp. (“FGMC”) on Form S-4 of our report dated January 21, 2022 except for Notes 1, 3 and 8, as to which the date is February 22, 2022, which includes an explanatory paragraph as to FGMC’s ability to continue as a going concern, with respect to our audit of the financial statements of FG Merger Corp. as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and period from December 23, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of the Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Plante & Moran, PLLC

Plante & Moran, PLLC

Chicago, Illinois

February 1, 2023